SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Greenhill & Co., Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395259 10 4
(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395259 10 4	13G

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert H. Niehaus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 1,410,108
	6	SHARED VOTING POWER: 4,500
	7	SOLE DISPOSITIVE POWER: 1,410,108
	8	SHARED DISPOSITIVE POWER: 4,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,414,608
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.8%
12	TYPE OF REPORTING PERSON: IN

Item 1(a). Name of Issuer:

     Greenhill & Co., Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

     300 Park Avenue, New York, NY 10022

Item 2(a). Name of Person Filing:

     Robert H. Niehaus

Item 2(b). Address of Principal Business Office or, if None, Residence:

     300 Park Avenue, New York, NY 10022

Item 2(c). Citizenship:

     USA

Item 2(d). Title of Class of Securities:

     Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

     395259 10 4

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Robert H. Niehaus directly owns 1,410,108 shares of Common Stock

Robert H. Niehaus may be deemed to indirectly beneficially own 4,500 shares of Common Stock through the following entities: the John Robert Niehaus 1994 Trust, which directly owns 1,500 shares of Common Stock and whose beneficiary is Robert H. Niehaus's minor child, the Peter Southworth Niehaus 1994 Trust, which directly owns 1,500 shares of Common Stock and whose beneficiary is Robert H. Niehaus's minor child, and the Ann Southworth Niehaus 1994 Trust, which directly owns 1,500 shares of Common Stock and whose beneficiary is Robert H. Niehaus's minor child. Robert H. Niehaus disclaims beneficial ownership of these shares.

(b)	Percent of class: 4.8%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,410,108

(ii) Shared power to vote or to direct the vote: 4,500

(iii) Sole power to dispose or to direct the disposition of: 1,410,108

(iv) Shared power to dispose or to direct the disposition of: 4,500

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

(Date)

/s/ Robert H. Niehaus

(Signature)

Robert H. Niehaus

(Name/Title)